SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*

                        ACCEL International Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
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                        (Title of Class of Securities)

                                  004299 10 3
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                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     December 15, 1995, July 28, 1997
                                  and January 14, 1998
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                              (Page 1 of 15 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 004299 10 3                                       Page 2 of 15 Pages

  1    NAME OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Chase Insurance Corporation
       06-1388731

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                              (b) /X/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut

                              7    SOLE VOTING POWER
                                   335,000 shares (see Row 11, below)
          NUMBER OF
           SHARES             8    SHARED VOTING POWER
        BENEFICIALLY               0 shares
        OWNED BY EACH
          REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON                  335,000 shares (see Row 11, below)
            WITH
                              10   SHARED DISPOSITIVE POWER
                                   0 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,000 shares, as general partner of Insurance Holdings Limited Partnership ("IHLP"), to the extent that IHLP has been temporarily transferred dispositive power and voting power over such shares


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.9% (see Row 11, above)

14     TYPE OF REPORTING PERSON*
       CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place North, Dublin, Ohio 13017.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          Chase Insurance Corporation

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, Connecticut 06103

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a the general partner of Insurance Holdings Limited Partnership ("IHLP"), a limited partnership which provides consulting services to affiliated and non-affiliated insurance companies.

          The information required by subsections (a) through (c) of this
Item 2 with respect to the executive officers, directors and controlling persons of the reporting person as of the date hereof is incorporated herein by reference to such information in Schedule I hereto.

     (d) During the past five years, none of the reporting person or the executive officers, directors or controlling persons of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the reporting person or the executive officers, directors or controlling persons of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP: The reporting person is a corporation organized under the laws of the State of Connecticut. Each of the executive officers, directors and controlling persons of the reporting person is a citizen of the United States of America.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

          The reporting person is the general partner of IHLP. The reporting person's beneficial ownership of Common Stock exists only to the extent that the reporting person is deemed to share voting or dispositive power with respect to the shares of Common Stock owned by IHLP by reason of the reporting person's affiliation with IHLP.

          IHLP borrowed 335,000 shares of Common Stock from Rhoda L. Chase, pursuant to a letter agreement dated December 15, 1995 (the "1995 Letter Agreement") between IHLP and Rhoda L. Chase. On July 28, 1997, IHLP borrowed an additional 335,000 shares of Common Stock from Rhoda L. Chase pursuant to the 1995 Letter Agreement, as modified by a letter agreement dated July 31, 1997 (the "1997 Letter Agreement") between IHLP and Rhoda L. Chase. On January 14, 1998, IHLP returned to Rhoda L. Chase 335,000 of the 670,000 shares of Common Stock that it had borrowed from Rhoda L. Chase. Such return was reflected in a letter agreement dated January 14, 1998 (the "1998 Letter Agreement", and, together with the 1995 Letter Agreement and the 1997 Letter Agreement, the "IHLP Loan Agreement"). The 335,000 shares of Common Stock returned to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which her Trading Authorization described in
Item 6 hereof relates. In exchange for Rhoda L. Chase lending the above securities, IHLP agreed to pay quarterly to Rhoda L. Chase a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the borrowed securities pro rated over the number of days the IHLP Loan Agreement is in effect. The terms of the IHLP Loan Agreement are more fully described in Item 6 hereof. IHLP intends to use working capital to pay the Service Fee.

          On December 24, 1997, Rhoda L. Chase, the sole shareholder of the reporting person, loaned 1,000,000 shares of Common Stock to David T. Chase, President and Director of the reporting person, pursuant to a loan agreement (the "Chase Loan Agreement") dated December 24, 1997, between Rhoda L. Chase and David T. Chase. The terms of the Chase Loan Agreement are more fully described in Item 6 hereof.

Item 4.   PURPOSE OF TRANSACTION

          IHLP pledged the 335,000 shares of Common Stock loaned to it by Rhoda L. Chase to provide additional collateral for a working capital loan. Based on its ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for its shares of Common Stock, general economic conditions and other future developments, IHLP may decide to sell, seek the sale of or otherwise transfer, or continue to pledge or otherwise encumber all or part of its present or future beneficial holdings of Common Stock, or may decide to borrow or acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means. Any such transactions may be effected at any time and from time to time. David T. Chase, Arnold L. Chase and Rhoda L. Chase are each holding the shares of Common Stock owned by them for investment purposes. David T. Chase pledged the 1,000,000 shares of Common Stock loaned to him by Rhoda L. Chase to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in
Item 6 hereof. David T. Chase, Arnold L. Chase and Rhoda L. Chase each reserve the same rights and may make the same evaluations as IHLP.

     Other than the above, as of the date hereof, the reporting person, and the executive officers, directors and controlling persons of the reporting person do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, IHLP may be deemed to beneficially own the 335,000 shares of Common Stock, or 3.9% of the 8,637,042 shares of Common Stock reported to be outstanding as of November 17, 1997 (as reported in ACCEL's Definitive Proxy Statement dated December 18, 1997), that it borrowed from Rhoda L. Chase pursuant to the IHLP Loan Agreement. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person is set forth in Schedule I hereto, which is incorporated herein by reference, and in the following paragraph.

          This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, IHLP expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of (i) the 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Arnold L. Chase, an Executive Vice President and director of the reporting person, (ii) the 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Sandra M. Chase, a limited partner of IHLP and the spouse of Arnold L. Chase, (iii) the 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase (a limited partner of IHLP and an Executive Vice President and director of the reporting person) and her children are the beneficiaries, (iv) the 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, currently issuable upon the exercise of options held by David T. Chase (President and a director of the reporting person), or (v) 1,665,000 shares of Common Stock, or 19.3% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Rhoda L. Chase, a limited partner of IHLP and the owner of all of the Capital Stock of the reporting person. David T. Chase may be deemed to be a beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence, the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence and the 1,665,000 shares of Common Stock referred to in clause (v) of the immediately preceding sentence. David T. Chase and Rhoda L. Chase are husband and wife and are the parents of Arnold L. Chase and Cheryl A. Chase.

     (b) As described in greater detail in Item 6 hereof, IHLP has the sole power to vote, direct the voting of, dispose of, and direct the disposition of, the 335,000 shares of Common Stock it has borrowed from Rhoda L. Chase during the term of the IHLP Loan Agreement.

          As described in greater detail in Item 6 hereof, David T. Chase has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the 1,000,000 shares of Common Stock he borrowed from Rhoda
L. Chase during the term of the Chase Loan Agreement. Upon the exercise of any of his currently exercisable options for 6,500 shares of Common Stock, David T. Chase will have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. David T. Chase shares the power to dispose or to direct the disposition of (i) 665,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust with the Trust.

          Arnold L. Chase has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by him. Arnold L. Chase shares the power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by him with David T. Chase.

          Rhoda L. Chase has the sole power to vote or to direct the vote of the 2,000,000 shares of Common Stock owned by her, except to the extent that (i) she has temporarily transferred to IHLP the sole power to vote or to direct the vote of the 335,000 shares of Common Stock on loan to IHLP during the term of the IHLP Loan Agreement, as described in greater detail in Item 6 hereof, and (ii) she has temporarily transferred to David T. Chase the sole power to vote or to direct the vote of the 1,000,000 shares of Common Stock on loan to David T. Chase during the term of the Chase Loan
Agreement, as described in greater detail in Item 6 hereof.   Rhoda L.
Chase shares the power to dispose or to direct the disposition of 665,000 of the shares of Common Stock owned by her with her husband, David T. Chase. Rhoda L. Chase has the sole power to dispose or to direct the disposition of 1,335,000 of the shares of Common Stock owned by her, except to the extent that (i) she has temporarily transferred to IHLP the sole power to dispose or to direct the disposition of 335,000 shares of Common Stock during the term of the IHLP Loan Agreement, as described in greater detail in Item 6 hereof, and (ii) she has temporarily transferred to David
T. Chase the sole power to dispose or to direct the disposition of 1,000,000 shares of Common Stock during the term of the Chase Loan Agreement, as described in greater detail in Item 6 hereof.

          The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

          During the past five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Trust has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) To the reporting person's knowledge, no transactions in the Common Stock were effected by or on behalf of the reporting person, or any of its executive officers, directors and controlling persons during the past 60 days other than the transactions described in Item 3 hereof.

     (d) As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 335,000 shares of Common Stock that IHLP borrowed from Rhoda L. Chase during the term of the IHLP Loan Agreement.

          As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock that David T. Chase borrowed from Rhoda L. Chase during the term of the Chase Loan Agreement. Upon the exercise of any of his currently exercisable options for 6,500 shares of Common Stock, David
T. Chase will have the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of David T. Chase and, with respect to (i) 665,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, The Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by David T. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by David T. Chase.

          Each of David T. Chase and Arnold L. Chase has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase.

          Each of David T. Chase and Rhoda L. Chase has the power to direct the dividends from, and the proceeds from the sale of, 665,000 of the shares of Common Stock owned by Rhoda L. Chase. As described in greater detail in Item 6 hereof, IHLP may be deemed to have the right, during the term of the IHLP Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 335,000 shares of Common Stock loaned by Rhoda L. Chase to IHLP. As described in greater detail in Item 6 hereof, David T. Chase may be deemed to have the right, during the term of the Chase Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock loaned by Rhoda L. Chase to David T. Chase. No other person, other than Rhoda L. Chase, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Rhoda L. Chase.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     On December 15, 1995, IHLP borrowed 335,000 shares of Common Stock from Rhoda L. Chase pursuant to the 1995 Letter Agreement. On July 28, 1997, IHLP borrowed an additional 335,000 shares of Common Stock from Rhoda
L. Chase pursuant to the 1997 Letter Agreement. On January 14, 1998, IHLP returned to Rhoda L. Chase 335,000 shares of the 670,000 shares of Common Stock that IHLP previously borrowed from Rhoda L. Chase pursuant to the 1998 Letter Agreement. Under the terms of the IHLP Loan Agreement, IHLP has full use of the 335,000 shares of Common Stock it currently holds on loan from Rhoda L. Chase, including the right to sell, pledge or otherwise transfer or encumber the 335,000 shares of Common Stock, until termination of the IHLP Loan Agreement. In exchange for use of the Borrowed Securities, IHLP is to pay Rhoda L. Chase the Service Fee. In addition, IHLP is to pay to Rhoda L. Chase any cash dividends or distributions declared by ACCEL on the Common Stock during the term of the IHLP Loan Agreement. Upon the termination of the IHLP Loan Agreement, IHLP is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the 335,000 share of Common Stock IHLP borrowed from Rhoda L. Chase and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the IHLP Loan Agreement. The IHLP Loan Agreement is to terminate December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the IHLP Loan Agreement.

     IHLP has pledged the shares of Common Stock on loan to it pursuant to the IHLP Loan Agreement to Comerica Bank ("Comerica") to secure a
$4,300,000 term loan facility pursuant to a Letter Agreement, Term Note and Security Agreement, each dated December 22, 1995 (collectively, the "Comerica Agreement").

     Rhoda L. Chase has loaned David T. Chase 1,000,000 shares of Common Stock pursuant to the Chase Loan Agreement. Under the terms of the Chase Loan Agreement, David T. Chase has full use of the 1,000,000 shares of Common Stock, including the right to sell, pledge or otherwise transfer or encumber the 1,000,000 shares of Common Stock, until termination of the Chase Loan Agreement. In exchange for use of the 1,000,000 shares of Common Stock, David T. Chase is to pay Rhoda L. Chase quarterly a service fee of six percent (6%) per annum of the average monthly market value of the 1,000,000 shares of Common Stock prorated over the number of days the Chase Loan Agreement is in effect. In addition, David T. Chase is to pay to Rhoda L. Chase any cash dividends or distributions declared by ACCEL on the Common Stock during the term of the Chase Loan Agreement. Upon the termination of the Chase Loan Agreement, David T. Chase is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the 1,000,000 shares of Common Stock and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes with respect to the 1,000,000 shares of Common Stock during the term of the Chase Loan Agreement. The Chase Loan Agreement is to terminate December 31, 2001, unless terminated sooner by one of the parties pursuant to the terms of the Chase Loan Agreement.

     David T. Chase has pledged the 1,000,000 shares of Common Stock to secure a loan with Comerica pursuant to the Security Agreement. In connection with the Security Agreement, David T. Chase has executed and delivered to Comerica Securities, Inc. ("CSI"), the brokerage company through which he holds the 1,000,000 shares of Common Stock, a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account (the "Notice to Financial Intermediary") dated December 30, 1997, informing CSI of the pledge and instructing CSI (i) not to sell, transfer or take any other action with respect to the 1,000,000 shares of Common Stock until it receives written instructions to the contrary from Comerica and (ii) to follow the instructions of Comerica with respect to the 1,000,000 shares of Common Stock.

     The foregoing description of the 1995 Letter Agreement, the 1997 Letter Agreement, the 1998 Letter Agreement, the Comerica Agreement, the Chase Loan Agreement, the Security Agreement, and the Notice to Financial Intermediary is subject to, and is qualified in its entirety by reference to, the 1995 Letter Agreement, the 1997 Letter Agreement, the 1998 Letter Agreement, the Comerica Agreement, the Chase Loan Agreement, the Security Agreement, and the Notice to Financial Intermediary, each of which is filed as an exhibit to this Statement on Schedule 13D.

     Pursuant to a General Trading Authorization for Securities and/or Options Accounts (each, a "Trading Authorization"), each of Rhoda L. Chase, Arnold L. Chase and the Trust has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which such person or entity holds the Common Stock referred to in the last sentence of the second paragraph of Item 5(b). Each Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by each Trading Authorization remain effective until terminated by the grantor of such Trading Authorization.

     The foregoing description of the Trading Authorizations is subject to, and is qualified in its entirety by reference to, the forms of Trading Authorizations, which are filed as exhibits to this Statement on Schedule 13D.

     David T. Chase manages certain funds on behalf of the Trust. In such capacity and pursuant to the Trading Authorization granted by the Trust, David T. Chase may effect the sale of some or all of the shares of Common Stock owned by the Trust or effect the purchase of additional shares of Common Stock for the account of the Trust.

     Pursuant to the First Restatement of the ACCEL International Corporation 1987 Stock Incentive Plan (the "1987 Plan") and Stock Option Agreements (the "Old Stock Option Agreements") dated June 4, 1991, June 2, 1992, May 25, 1993, May 24, 1994 and May 23, 1995, between David T. Chase and ACCEL, David T. Chase has been granted options to purchase 6,000 shares of Common Stock, all of which are currently exercisable. The exercise price for each option is equal to the fair market value of a share of Common Stock on the date such option was granted. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after David T. Chase ceases to be a director of ACCEL. Such options are not transferable other than by will or the laws of descent and distribution.

     The foregoing description of the 1987 Plan, the Old Stock Option Agreements and the options granted to David T. Chase thereunder is subject to, and is qualified in its entirety by reference to, the 1987 Plan and the Old Stock Option Agreements, which are each filed as exhibits to this Statement on Schedule 13D.

     Pursuant to the ACCEL International Corporation 1996 Stock Incentive Plan (the "1996 Plan"), each person who becomes a director of ACCEL is granted, upon his initial appointment or election as a director, the option to purchase 2,000 shares of Common Stock, and each non-employee director of ACCEL (other than a non-employee director who first became a director during the period following the immediately preceding annual meeting of stockholders of ACCEL) is granted, at each annual meeting of stockholders of ACCEL, the option to purchase 1,000 shares of Common Stock, provided that no options will be granted under the 1996 Plan after June 11, 2006.
As non-employee directors of ACCEL, David T. Chase and John P. Redding are each entitled to receive such options under the 1996 Plan. Each such option will become exercisable as to 50% of the shares of Common Stock subject to it on the first anniversary of the date it was granted and as to the remaining shares of Common Stock on the second anniversary of the date it was granted. The per share exercise price for each such option will be equal to the fair market value of a share of Common Stock on the date such option was granted. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after the grantee ceases to be a director of ACCEL. Such options are not transferable other than by will, the laws of descent and distribution or pursuant to certain domestic relations orders.

     David T. Chase has been granted options to purchase 2,000 shares of Common Stock, one quarter of which are currently exercisable, pursuant to the 1996 Plan and to Stock Option Agreements (the "New Stock Option Agreements") dated June 11, 1996 and May 20, 1997, between David T. Chase and ACCEL. John P. Redding has been granted options to purchase 2,000 shares of Common Stock, none of which are currently exercisable, pursuant to the 1996 Plan and to a Stock Option Agreement (the "John P. Redding Stock Option Agreement") dated May 20, 1997, between John P. Redding and ACCEL. All such options have the terms described in the immediately preceding paragraph.

     The foregoing description of the 1996 Plan, the New Stock Option Agreements, the John P. Redding Stock Option Agreement and the options granted thereunder is subject to, and is qualified in its entirety by reference to, the 1996 Plan, the New Stock Option Agreements and the John
P. Redding Stock Option Agreement, which are each filed as exhibits to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)
(3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     (1)  1995 Letter Agreement

     (2)  1997 Letter Agreement

     (3)  1998 Letter Agreement

     (4)  Comerica Agreement

     (5)  Chase Loan Agreement

     (6)  Security Agreement

     (7)  Notice to Financial Intermediary

     (8)  Form of Trading Authorization granted by Rhoda L. Chase

     (9)  Form of Trading Authorization granted by Arnold L. Chase

     (10) Form of Trading Authorization granted by the Trust

     (11) 1987 Plan

     (12) Old Stock Option Agreement dated June 4, 1991

     (13) Old Stock Option Agreement dated June 2, 1992

     (14) Old Stock Option Agreement dated May 25, 1993

     (15) Old Stock Option Agreement dated May 24, 1994

     (16) Old Stock Option Agreement dated May 23, 1995

     (17) 1996 Plan

     (18) New Stock Option Agreement dated June 11, 1996

     (19) New Stock Option Agreement dated May 20, 1997

     (20) John P. Redding Stock Option Agreement

                             SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 1998

                         CHASE INSURANCE CORPORATION


                         By:    /s/ Cheryl A. Chase
                         Name:  Cheryl A. Chase
                         Title: Executive Vice President

                                                                    SCHEDULE I
                                                 IDENTITY AND BACKGROUND OF THE EXECUTIVE OFFICERS,
                                         DIRECTORS AND CONTROLLING PERSONS OF CHASE INSURANCE CORPORATION


                                                                                                    Aggregate #
                                                                                                   of Shares of      Percentage of
                            Residence or         Principal Occupation          Title With          Common Stock      Common Stock
        Name              Business Address           Or Employment          Reporting Person           Owned             Owned
       -----              ----------------       --------------------       ----------------       ------------      ------------
David T. Chase        C/O Chase Enterprises    Chairman of the Board of   President and Director    4,007,148{2}        46.4%
                      One Commercial Plaza,    Directors and President
                      Hartford, CT 06103       of D.T. Chase
                                               Enterprises, Inc.
                                               ("DTCE"){1}

Arnold L. Chase       C/O Chase Enterprises    Executive Vice President   Executive Vice            1,167,824           13.5%
                      One Commercial Plaza,    and Director of DTCE       President and Director
                      Hartford, CT 06103

Cheryl A. Chase       C/O Chase Enterprises    Executive Vice President,  Executive Vice            None                0%
                      One Commercial Plaza,    General Counsel and        President and Director
                      Hartford, CT 06103       Director of DTCE

John P. Redding       C/O Chase Enterprises    Senior Vice President of   Vice President            None                0%
                      One Commercial Plaza,    David T. Chase
                      Hartford, CT 06103       Enterprises, Inc. and
                                               Vice President of DTCE

Rhoda L. Chase        96 High Ridge Road       Not applicable             None{3}                   2,000,000{4}        23.2%
                      West Hartford, CT 06117

**FOOTNOTES**

        {1}    DTCE is a holding company for various Chase Family Interests.
Its principal business address is: One Commercial Plaza, Hartford, Connecticut 06103.

        {2}    Includes 1,167,824 shares owned by Arnold L. Chase, 1,167,824 shares owned by The Darland Trust, and 665,000 shares owned by Rhoda L. Chase as to which David T. Chase shares dispositive power; 6,500 shares of Common Stock currently issuable upon the exercise of options held by David T. Chase; and 1,000,000 shares of Common Stock on loan from Rhoda L. Chase.

        {3}    Rhoda L. Chase owns all of the outstanding capital stock of the reporting person.

        {4}    Includes 335,000 shares of Common Stock on loan to Insurance
Holdings Limited Partnership and 1,000,000 shares of Common Stock on loan to David T. Chase.